Delisting Determination,The Nasdaq Stock Market, LLC,
January 8, 2010, ante4, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of ante4, Inc.
(the Company), effective at the opening of the trading session on January 19, 2010. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5100. The Company was notified of the
Staffs determination on December 17, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on December 29, 2009.